EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes*	$13,432	$8,087	$10,881	$5,718	$7,165	$8,716	$10,271
Equity in net income of affiliates included above	(545)	(1,438)	(2,043)	(609)	(873)	(1,253)	(1,921)
Fixed charges	2,964	1,647	2,209	1,680	1,238	1,390	1,659
Distributed income of equity affiliates	111	79	97	158	331	288	335
Interest capitalized	(125)	(52)	(73)	(36)	(31)	(37)	(58)

Earnings, as adjusted	$15,837	$8,323	$11,071	$6,911	$7,830	$9,104	$10,286

Fixed Charges:
Interest expense	$2,639	$1,378	$1,843	$1,456	$1,023	$1,191	$1,382
Interest capitalized	125	52	73	36	31	37	58
Dividends on preferred securities	2	2	3	31	24	22	24
Portion of rental expense representative of interest factor	198	215	290	157	160	140	195

Fixed Charges	$2,964	$1,647	$2,209	$1,680	$1,238	$1,390	$1,659

Ratio of Earnings to Fixed Charges	5.34	5.05	5.01	4.11	6.32	6.55	6.20

* All periods presented exclude “Income From Discontinued Operations, net of tax” on our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.